writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

April 29, 2005

Via EDGAR

CORRESP

and Regular Mail

Joseph Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:          Dover Downs Gaming & Entertainment, Inc.

Form 10K for the year ended December 31, 2004

SEC File Number 001-16791

Dear Mr. Foti:

                Thank you again for allowing us and our independent registered public accountants the opportunity this week to confer with you, Claire Lamoureux and Louise Dorsey, to present additional information to the Commission and to explore with you in more depth certain aspects of our customer loyalty program.  This letter is our written response to your most recent comment letter dated April 15, 2005.  As noted in our prior April 11, 2005 response, we have prepared Form 10-K/A and remain prepared to file it with the Securities and Exchange Commission as soon as the Division of Corporate Finance advises us that is has no further comments to our response letter.

                Our response to your Comment Letter follows.  For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Form 10-K for the year ended December 31, 2004

Statement of Earnings, page 34

1.               We note your response to comment 4.  In addition to your proposed expanded MD&A disclosure, please also disclose in the notes to the consolidated financial statements (i.e. Revenue and expense recognition, page 40) that an operating margin for “Other Operating” activities would be computed by netting promotional allowances against gross revenues - other operating (i.e. “net” revenues - other operating) less “other operating” expenses.

In addition to the expanded MD&A disclosure set forth in our April 11, 2005 letter, we have added the following further discussion in Note 3 to our financial statements:

                                                                        The Company’s operating margin for other operating activities is computed by netting promotional allowances against other operating revenues less other operating expenses.

Note 3. Point Loyalty Program, page 39-40

MD&A - Results of Operations, page 15

2.               We note from your response to comment 9 that you believe the accounting treatment of recording a charge in the period of change was appropriate.  After considering the points discussed in your response, we believe that prior to 2004 you had a liability related to non-cash redeemable points that should have been recognized in your consolidated financial statements and therefore your accounting treatment of the change may not be appropriate and should most likely be considered a correction of an error.  We have addressed your significant response points in the discussion below.

First, we note your response that EITF 01-9 required your change in accounting policy.  We understand that once you made the decision to give cash for points, you were required to present that liability as a reduction of revenue, but we do not understand from your response how adding cash to the selection of redeemable gifts available to your customers required you to change your accounting policy for the non-cash gifts and record a liability for those amounts.  Additionally, you state that the adoption or modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring is not a “change in accounting principle.”  We note from the statement of earnings that the majority of your non-recurring gaming charge is under the expense line item and relates to points redeemable for products and services.  Assuming the prior accounting policy was a generally accepted policy, which does not appear to be the case, please tell us what transactions or events related to the non-cash redeemable points are clearly different in substance in 2004 from previous years that would cause the change to fall under the exemption in paragraph 8 of APB 20.

Secondly, referring to the statement in your response in paragraph 2, that your approach was common in the industry and put in place when you opened your facility in 1995, please provide details of other casinos that have expensed points when redeemed and the time period during which they utilized this policy.  We do not believe the fact that this policy was put in place in 1995 by an industry leader, in itself supports the appropriateness of the accounting in the subsequent years.  We note your position that the industry views points as the cost of getting a customer to return to the property, akin to a coupon.  We do not believe this is a valid reason not to accrue a liability and point out that companies in industries such as food, frequently issue coupons, presumably with the purpose of getting customers back to buy more of their product, and record a liability for the coupon amount at the time the coupon is given.  You mention that your program is different from the airlines, where there is insignificant revenue generated upon redemption, however theoretically one of your customers can come back to the casino solely to redeem points just as theoretically, the airlines frequent flyer points can be redeemed by the frequent flyer who will not significantly effect revenue on a flight.  On the other hand just as you assume that your customers will probably come back to the casino and play more casino games, the airline frequent flyer may come back to the airlines to utilize the awards along with other fare paying family members and friends who would be generating revenue for the airlines.  Please advise us if you have found anything in the accounting literature that takes into account whether or not customers return to generate revenues, in the consideration of a liability.

Additionally, in regards to considering your points akin to “coupons,” EITF 01-9 addresses coupons as an item similar to cash, requiring them to be accrued when earned.  Therefore, please explain to us how your discussion on the type of loyalty program and your statement at the end of paragraph 4 that, “for these reasons, we believe that the costs incurred are appropriately recorded when that earnings process occurs at redemption,” supports your decision that in 2004 there was a change that resulted in the determination that a liability was appropriate for the points (cash and non-cash) at the time they were earned.  Furthermore, as the customers earn points on their play whereby revenue was previously recognized, the accrual of a liability (expense) when earned would have represented the appropriate matching of costs with its associated revenues.  Although a customer has to redeem in person, they are not obligated to play to earn those previous points.  Therefore, we do not concur with your statement on your former historical treatment that

“the costs incurred are appropriately recorded when that earnings process occurs at redemption.”

Further, in reference to your discussion of the characteristics of a liability, we believe that in addition to the three characteristics of a liability, you should consider paragraph 40 of Statement of Financial Accounting Concepts No. 6 which addresses liabilities that stem from equitable or constructive obligations, that are commonly paid in the same way as legally binding contracts, but lack the legal sanction that characterizes most liabilities and may be binding primarily because of social or moral sanctions or custom.  We believe that although legally you may terminate the program and not be bound to pay out all points, there is a constructive obligation you have when setting up a point program such as your current program.  In addition, other industries, such as the airline industry, may set up a loyalty program (e.g. frequent flyer mileage) with similar features whereby they reserve the right to terminate or change the provisions of their programs but they have historically still estimated and accrued a liability for the programs expense upon points being earned.  Please supplementally address how you considered paragraph 40 of SFAC No. 6 in your determination of whether a liability existed prior to 2004 for non-cash redeemable points.

We note your response that even if the change was considered to be a correction of an error the impact would be immaterial.  The consideration of immateriality should include all annual and quarterly amount and it appears that the 4th quarter fiscal 2004 charge was material to the operating results of that quarter based on the data in note 12 (page 50).  You have responded that in the fourth quarter you fully discussed the changes in the points program, however we do not believe your discussion was of the appropriate accounting treatment.  We continue to believe that if the change represents a correction of an error, it appears that prior consolidated financial statements should be restated accordingly.  In this regard, the disclosure in the notes should set forth in a clear and transparent manner that the consolidated financial statements have been revised for the misapplication of GAAP m prior periods (including the prior and current accounting treatment.)

Finally, we do not understand how you have determined that the impact on the past three years would be approximately $180,000 per year.  Considering that the non-recurring charge is $1,802,000 (non-cash points only) in 2004, it would seem that a higher amount of that total would have been earned during the last three years, with a much lesser amount outstanding from the earlier years.  Please tell us how this allocation was determined and what the prior period adjustments would be for each of the quarters and years ended 2002, 2003 and 2004, as this assessment should consider the immateriality on all annual and quarterly consolidated financial statements.

We believe that the accounting for this transaction as a non-recurring charge in the current year may not be appropriate.  Please advise and revise your consolidated financial statements and MD&A accordingly.

As we have discussed with the Commission in some detail, both the Company and its independent registered public accountants remain of the position (1) that the Company’s historical accounting treatment for its customer loyalty program was acceptable, and (2) that it was appropriate for the Company to record a charge in the 4th quarter of 2004 — the period during which the customer loyalty program change was made which mandated the accounting policy change.

We have set forth much of our reasoning in our earlier April 11, 2005 response letter.  The Commission has set forth its reasoning and we acknowledge that there is support for the position that a liability has existed that should have been accrued.  We believe that both positions have merit and that either approach would have been an acceptable one under generally acceptable accounting principles.  We believe it would be helpful, both to the Commission and to those that may read the Commission’s concerns and our responses, to supplement our earlier submission.  In particular, we think additional background on the evolution of customer loyalty programs coupled with an understanding of the diversity in practice that existed in accounting for these programs historically may be helpful.  In addition, we would like to expand our discussion relative to the appropriateness of our past disclosures and our assessment of the impact that a restatement would have on the users of our financial statements.

Background

Our casino opened in December of 1995.  From the beginning, Caesars World Gaming was hired to manage our casino, and it was their responsibility to establish all policies and procedures related to the casino operations, internal controls and accounting practices.  Generally, Caesars utilized the same operating and accounting policies that existed in their casinos at the time.  As we have shared with the Commission, we believe that the accounting policies for points established by Caesars for our operations mirrored both the policies that Caesars then had in place and those that were in place throughout the industry.

While casinos have had points programs for their customers for many years, these programs have significantly evolved over the last ten years with the advent of more sophisticated technology and database tools that have greatly benefited customer relationship management.  Marketing programs in casinos have always included, in addition to what is now characterized as “non-discretionary” points programs, such things as direct mail programs and distribution of coupons for free rooms, meals and various forms of entertainment.  As we have shared with the Commission, both “discretionary” and “non-discretionary” programs have become increasingly sophisticated and complex over the years and are used by casinos more and more as efficient marketing tools.  Of particular importance, we believe, is that all of these offers, regardless of the name of the program or promotion, are very similar in one critical aspect — they are and historically have been, driven by the play levels of customers.  The purpose of these programs is to bring the customer back into the casino for future revenue generating events. There just was not the distinction made between discretionary and non-discretionary programs that is made in the draft accounting literature today, and some might argue that distinction remains less than clear even today.  We point that out to help the Commission understand the original selection of our accounting policy.

Our accounting policy was established almost ten years ago in what was a very different operational environment from a casino marketing standpoint.  It was established by experienced industry professionals.  It was based on what we believe was acceptable at the time.  It was modeled after what many others in the industry were doing.  And, of course, it was done in consultation with our independent registered public accountants and based on what our accountants had concluded was acceptable after consulting with others in the industry and with the professionals in their National Office.

Diversity in Practice

Ten years ago, practice was mixed in the gaming industry with some companies expensing points when earned and others expensing points only when redeemed.  Though it is difficult to find any public disclosure on relevant accounting policies due to the relative inconsequential nature of most points programs, we have supplementally shared with the Commission anecdotal and other evidence regarding the accounting treatment used by several other gaming companies.

We have also supplementally shared with the Commission the public disclosures of a recognized leader in the casino industry (and a recognized leader in customer loyalty programs) and various articles, industry releases and company releases that lead us to conclude that this company accounted for its loyalty program in the same fashion we did and only began accruing a liability several years ago due to a change in its program.  That company also took a 4th quarter charge for its points program in response to changes in its program which afforded customers greater flexibility over how to redeem points.

Further supporting the diverse practice, we believe, is the significant attention the subject has received in recent years.

EITF 00-22 (Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future ) attempted to add guidance for points programs and offers for free products or services, and was unable to reach a consensus on point loyalty programs.

EITF Issue No. 01-9 (Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), issued in November of 2001, drew conclusions only on programs that allowed cash back, and specifically excluded concluding on the accounting treatment for non-cash points programs.  Paragraph 7 concluded that the Issue does not address accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions.

The AcSEC Casino Guide Project dated April 2, 2004 also considered the issue.  In April 2004, AcSEC also left the issue unresolved, acknowledging the need for further guidance in determining whether a liability exists related to incentive programs.  The following are selected excerpts from Issue No. 7 of the discussion:

Paragraph 30.  EITF Issue No 01-9 provides guidance that is applicable to some of these incentive programs.  Diversity in Practice exists in applying some of that guidance.

Paragraph 31.  Incentive programs should be bifurcated and characterized as either (a) marketing incentives to induce potential customers to enter into transactions or (b) loyalty programs for customers based on activities or transactions undertaken.  The revised Guide should define the distinctions between the two kinds of incentive programs.

Paragraph 32.  A key issue pertaining to incentive programs is determining whether a liability exists as a result of the incentive or program. (Any guidance in these areas should be coordinated with the Airlines Guide project.) [Open: The task force will develop further guidance to determine whether a liability exists as a result of the incentive or program.]

All prior Casino Guides through 2003 were silent on this subject.  We think this is fairly significant.

The most recent relevant accounting literature is the October 2004 AICPA Discussion Draft on Loyalty and Incentive Programs.  Although not issued, that 2004 Discussion Draft recommends that a casino should report liabilities for obligations resulting from a “non-discretionary” program, such as ours.  It also concludes that casinos should report no liabilities resulting from “discretionary” programs.  This Discussion Draft is the first discussion we have come across that makes the “discretionary” and “non-discretionary” program distinction.  There simply was no such guidance available in prior years, let alone back in 1995.

The October 2004 Discussion Draft, done by an AcSEC Task Force, was devoted specifically to casino loyalty programs.  This Discussion Draft was needed precisely due to the lack of guidance in this area.  On the very first page of this Draft, the Task Force acknowledges the diversity in practice and indicates the need for clarification:

Paragraph 1.  AcSec asked the Task Force to develop illustrations of typical gaming incentive programs.  (Par 1) Those illustrations would be intended to provide guidance for specific fact patterns.

Paragraph 6. EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer

(Including a Reseller of the Vendor’s Products), provides guidance that is applicable to some of these incentive programs and activities.  Diversity in practice exists in applying some of that guidance.  In addition, upon the FASB’s completion of its revenue recognition project, AcSEC may consider whether it should provide additional guidance for casinos.

We believe the fact that a Task Force specifically addressing casino loyalty programs — not just the classification, or the cash portion of such plans, but when to record an expense and a liability — is compelling evidence that there simply was no consistent practice.

The engagement team of our independent registered public accountants consulted with their Department of Professional Practice during the last nine years subsequent to when our original policy was adopted, in order to determine if there were any changes in the accounting literature that would necessitate a change to our policy, the most recent of which was during our 2003 audit.  Each time, they concluded that there was not.  In addition, in 2004 the engagement team consulted with their Department of Professional Practice regarding the appropriateness of recording a charge in 2004 for the change in our program.

Our Past Disclosures

Since our spin-off from Dover Motorsports, Inc. in March of 2002, we have always disclosed our current accounting policy thoroughly and transparently.  We, as well as our independent registered public accountants, have consistently monitored progress related to this subject, specifically EITF 00-22 and EITF 01-9, to determine whether a change in our policy was required.  Our conclusion and the conclusion of the engagement team of our independent registered accountants (after numerous consultations over the years with their National Office) was that our practice was acceptable.

While clearly not dispositive of the issue, we believe it may be helpful to observe that the Commission fully reviewed the Form 10 filed in connection with our spin-off about 3 years ago.  That filing disclosed the accounting policy for our loyalty program as follows:

The EITF is currently discussing issue number 00-22, which will cover how point and other loyalty programs should be accounted for.  The EITF is considering the issue broadly to include all industries that utilize point or other loyalty programs.  The Company will apply the provisions of this EITF for its points program once the EITF issues a consensus on this topic. The Company currently has a points loyalty program for its video lottery customers.  The Company records the expense for this program when the points are redeemed by the customers.

The Commission did not comment on the appropriateness of our policy at that time — perhaps because that filing predated the guidance currently afforded by the October 2004 AICPA Discussion Draft.

Beginning with our first Form 10-Q following this Form 10, we not only disclosed our accounting policy, but we included footnote disclosure relative to the aggregate potential liability from that program.  This disclosure was made in every Form 10-Q and Form 10-K we filed.  The users of our financial statements were always provided full, fair and complete disclosure of all material information relative to our program.

Our Assessment of the Impact on the Users of Our Financial Statements

Since we have consistently disclosed the mechanics of our program, our accounting policy, and the potential contingent liability that could result, we question whether a restatement would afford anyone any useful, additional information.

It is significant to note that a restatement would have no impact on our balance sheet.  Our December 31, 2004 balance sheet will look exactly the same whether we use our historical approach or restate our numbers.  No future profit and loss statements would be impacted either.

From a profit and loss perspective, we do not believe that a restatement would add any value to an understanding of the results of our operations.

With respect to our 4th quarter 2004 earnings, we believe we presented a meaningful pro forma presentation.  We did not receive one question from an analyst or a shareholder regarding the change.  We believe this is because it was fully discussed and its impact robustly disclosed.

To our shareholders and to the analysts that follow our stock, the 4th quarter charge was essentially ignored.  It had no impact on our earnings trend and no impact on our cash flow trends.  It also had no appreciable impact on our stock price.  We think that all of this is also fairly significant.

We would also like to respond to a question you raised in your April 15, 2005 comment letter relative to the financial impact we estimated for the past three years.

We performed a more in-depth analysis and determined that the profit and loss impact of doing the accounting on an “as earned” basis would actually have been less during the last three years than what we previously estimated.  In reviewing points earned vs. points redeemed for the last three years - the pretax profit and loss impact would have been:

	2002	2003	2004

1st Quarter	$(78,669)	$24,580	$(98,840)
2nd Quarter	(20,393)	(34,195)	(90,575)
3rd Quarter	12,951	(80,642)	(139,118)
4th Quarter	4,662	(36,573)	102,765

Total	$(81,449)	$(126,829)	$(225,768)

Total Pretax Effect over three years:			$(434,046)
Total Pretax Income over three years:			$95,081,000

The impact is lower in the last several years than in the previous six for two reasons.

First, it is more difficult to earn a point today.  As we noted in our April 11, 2005 response letter when discussing the characteristics of a liability, we control the ultimate disposition of all points.  We also control how points are earned.  Previously, a point would be earned for $40 in play.  For the last three to four years, it has taken from $80 to $200 in play to earn a point.  It simply takes more play to earn a point now.

The second reason for the lower impact today is that there are many more and higher quality options for players to redeem points today.  This is reflected in a closer relationship between points earned and points redeemed.  Points redeemed to points earned has historically been anywhere from 50% to 75%, but has been closer to 90 to 95% in the last three years.

When you consider that our total pretax earnings during the past three years amount to approximately $95 million, we view these amounts as immaterial, both annually and on a quarterly basis.

Finally, we would like to respond to a question in your April 15, 2005 comment letter relative to the distinction we have made between “cashable” points which we treat as a reduction of revenue and all other points for which we now record a liability as the points are earned.  As we have discussed with the Commission, we believe that it is appropriate to distinguish between these two forms of points and are doing so based on a combination of historical data and internal projections.  We believe that this is the approach mandated by EITF 01-9.  Furthermore, because it is theoretically possible that points programs which we institute may result in all of our points being redeemed for cash, neither we nor our independent registered public accountants were of the opinion that it would be appropriate to continue to treat points as we had in the past without accruing for the liability.

Summary

We and our independent registered public accountants continue to believe that the historical accounting treatment for our points loyalty program was acceptable practice and that our charge in the 4th quarter was the appropriate way to reflect the change in our program and the change in accounting policy that it precipitated.

We believe that we have demonstrated that practice has historically been diverse, and that as many casinos added more flexibility to their plans and/or changed to cash plans, appropriate changes were made to their accounting policies.

We believe the significant amount of analysis and attention that this issue has received in the accounting literature recently, and the amount of deliberation that continues, is compelling evidence of the diversity in practice that existed and the lack of clear guidance.

We have been forthright and transparent in our disclosures and diligent in our monitoring of the accounting rules, and have consistently sought out and received the advice of our independent registered accountants (including the professionals in their National Office) on numerous occasions related to this exact issue.

Perhaps most importantly, considering the fact that there are meritorious arguments to be made on both sides of this issue, we believe it is extremely important to determine whether one method or the other would have had any impact on the users of our financial statements.  We have reviewed SAB 99, and all qualitative and other relevant considerations regarding materiality.  As defined in SAB 99, materiality relates to the significance of an item to the users of a registrant’s financial statements.  Our financial statement users fully understood our customer loyalty program, our program and accounting changes, and our 4th quarter numbers.  We believe that any restatement, which would clearly be immaterial to all periods involved, and would only materially impact the 4th quarter by improving pretax earnings by $2.25mm, would only serve to confuse the users of our financial statements.

          Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

                              Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

KMB Correspondence/SEC Letters/Response to SEC’s 2nd Comment Letter [FINAL].doc

cc:           Claire Lamoureux